SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AbbVie Inc.

(Name of Subject Company (Issuer))

AbbVie Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

00287Y109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Laura J. Schumacher, Esq.

Executive Vice President, External Affairs, General Counsel and Corporate Secretary

AbbVie Inc.

1 North Waukegan Road

North Chicago, Illinois 60064-6400

(847) 932-7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David K. Lam, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$7,500,000,000*	$933,750**

*                       Estimated for purposes of calculating the Filing Fee only.  This amount is based on the offer to purchase for not more than $7,500,000,000 in aggregate of up to 75,757,575 shares of Common Stock, par value $0.01 per share, at the minimum tender offer price of $99.00 per share.

**                The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☒                Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                 $11,252,203.98

Form or Registration No.:                               Registration Statement on Form S-4

Filing Party:                                                                                                       AbbVie Private Limited, a wholly owned subsidiary of AbbVie Inc.

Date Filed:                                                                                                             August 21, 2014

☐                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                  Third-party tender offer subject to Rule 14d-1.

☒                Issuer tender offer subject to Rule 13e-4.

☐                  Going-private transaction subject to Rule 13e-3.

☐                  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by AbbVie Inc., a Delaware corporation, on May 1, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), in connection with AbbVie Inc.’s offer to purchase up to $7,500,000,000 in value of shares of its common stock, $0.01 par value per share, at a price not greater than $114.00 per share nor less than $99.00 per share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 4.  Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.  You should read this Amendment No. 4 together with the Schedule TO, the Offer to Purchase, dated May 1, 2018, and the related Letter of Transmittal.

Item 1.                     Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

In the Offer to Purchase, dated May 1, 2018, one of the conditions to the tender offer was that AbbVie has sufficient available cash to fund the purchase of shares pursuant to the tender offer on the Expiration Date, after deducting any amounts necessary to pay fees and expenses and reserves for working capital and other ordinary course needs (the “available cash condition”).  AbbVie hereby confirms that the “available cash condition” has been deemed satisfied and waived, and, therefore, the tender offer is no longer subject to the available cash condition.

The section of the Offer to Purchase captioned “Summary Term Sheet” is hereby amended as follows:

•                 The third sentence of the answer to “What will be the Purchase Price for the Purchase Price for the shares?” shall be amended and restated to state:

“We will determine the Purchase Price promptly following the Expiration Date, on the terms and subject to the conditions of the Offer to Purchase (including the “odd lot” priority, proration and conditional tender provisions).”

•                 The second sentence of the answer to “What will be the form of payment of the Purchase Price?” shall be amended and restated to state:

“On the terms and subject to the conditions of the Offer to Purchase (including the “odd lot” priority, proration and conditional tender provisions), promptly following the Expiration Date, we will pay the Purchase Price less any applicable withholding taxes and without interest, for each of your shares that we purchase pursuant to the tender offer.”

•                 The final bullet in the answer to the question “Are there any conditions to the tender offer?” shall be deleted.  In addition, the sentence that follows such final bullet shall be deleted.

•                 The last three sentences of the answer to the question “How many shares will the Company purchase?” shall be amended and restated to state:

“The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7.”

•                 The third sentence of the answer to the question “When and how will the Company pay for the shares I tender?” shall be deleted.

Item 4.                     Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

•                  The changes described above in Item 1 of this Amendment No. 4 are hereby incorporated into this Item 4 by reference.

•                  The cover page of the Offer to Purchase is hereby amended so that the seventh paragraph states:

“THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.”

•                  The section of the Offer to Purchase captioned “Introduction” is hereby amended so that the eighth full paragraph thereunder states:

“The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to certain conditions. See Section 7.”

•                  The section of the Offer to Purchase captioned “1. Number of Shares; Proration.” is amended as follows:

•                  The fifth paragraph under “—General” shall be amended and restated to state:

“THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO CERTAIN CONDITIONS. SEE SECTION 7.”

•                  The fourth sentence of the first paragraph under “—Proration” shall be amended and restated to state:

“We expect that we will announce the final proration factor and commence payment for any shares purchased pursuant to the tender offer promptly after the Expiration Date, after we have determined the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn.”

•                  The section of the Offer to Purchase captioned “5. Purchase of Shares and Payment of Purchase Price.” is amended so that the last two sentences of the fifth paragraph thereunder shall be amended and restated to state:

“In addition, if certain events occur, we may not be obligated to purchase shares under the tender offer. See Section 7.”

•                  The section of the Offer to Purchase captioned “7. Conditions of the Tender Offer” is hereby amended as follows:

•                  The eleventh condition (i.e., the “available cash condition”) shall be deleted.

•                  The final paragraph of such section shall be amended and restated to state:

“The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time in our sole discretion on or before the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. Each such right is an ongoing right and may be asserted at any time and from time to time. However, once the tender offer has expired, then all of the conditions to the tender offer, other than those requiring necessary governmental approvals, must have been satisfied or waived. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the tender offer. See Section 14.”

•                  The section of the Offer to Purchase captioned “12. Legal Matters; Regulatory Approvals.” is hereby amended so that the fifth sentence thereunder states:

“Our obligations under the tender offer to accept shares for payment and pay for shares is subject to certain conditions.”

•                  The section of the Offer to Purchase captioned “14. Extension of the Tender Offer; Termination; Amendment.” is hereby amended so that the second sentence thereunder states:

“Subject to applicable law and regulation, we also expressly reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement.”

•                  The first paragraph of the section of the Offer to Purchase captioned “16. Miscellaneous” is hereby amended and restated to state as follows:

“We are not aware of any U.S. State (a “State”) where the making of the tender offer is not in compliance with applicable law and regulation. If we become aware of any State where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law and regulation, we will make a good faith effort to comply with the applicable law and regulation. If, after such good faith effort, we cannot comply with the applicable law and regulation, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such State. In any State where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of that State.”

Item 6.                     Purposes of the Transaction and Plans or Proposals.

Item 6 is hereby amended and supplemented as follows:

•                 The section of the Offer to Purchase captioned “Summary Term Sheet” is amended as described in Item 1, above.

Item 7.                     Source and Amount of Funds or Other Consideration.

Item 7 is hereby amended and supplemented as follows:

•                 The section of the Offer to Purchase captioned “9. Source and Amount of Funds” is hereby amended and restated to state as follows:

“Assuming the tender offer is fully subscribed, we expect that the aggregate cost of the purchases, including all fees and expenses related to the tender offer, will be approximately $7.5 billion. The Company expects to fund the tender offer with cash on hand.”

Item 9.                     Persons/Assets, Retained, Employed, Compensated or Used.

•                 The section of the Offer to Purchase captioned “Summary Term Sheet” is amended as described in Item 1, above.

Item 11.              Additional Information.

Item 11 is hereby amended and supplemented as follows:

•                  The section of the Offer to Purchase captioned “12. Legal Matters; Regulatory Approvals.” is amended as described in Item 4 above.

Item 12.              Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated May 1, 2018.

(a)(1)(ii)*	Form of Letter of Transmittal.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 1, 2018.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 1, 2018.

(a)(1)(vi)*	Summary Advertisement, dated May 1, 2018.

(a)(1)(vii)*	Letter from Northern Trust to Participant in the AbbVie Savings Plan, dated May 2, 2018.

(a)(1)(viii)*	Letter from Banco Popular de Puerto Rico to Participant in the AbbVie Puerto Rico Savings Plan, dated May 2, 2018.

(a)(1)(ix)*	Trustee Direction Form, AbbVie Savings Plan, AbbVie Stock Fund.

(a)(1)(x)*	Trustee Direction Form, AbbVie Puerto Rico Savings Plan, AbbVie Stock Fund.

(a)(1)(xi)*	Letter from LINK Asset Services to Participant in the AbbVie Employee Share Ownership Plan, dated May 4, 2018.

(a)(1)(xii)*	Offer Acceptance Instruction Notice for Participants of the AbbVie Employee Share Ownership Plan (“ESOP”).

(a)(1)(xiii)*	Letter of Transmittal for Former Participants of the AbbVie 2013 Employee Stock Purchase Plan for Non-U.S. Employees.

(a)(1)(xiv)*	Letter to Employee Stock Purchase Plan for Non-U.S. Employees Participants, dated May 7, 2018.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press release, dated April 26, 2018 (incorporated by reference to Exhibit 99.1 of AbbVie’s Current Report on Form 8-K filed on April 26, 2018).

(a)(5)(ii)*	Earnings call transcript, dated April 26, 2018 (incorporated by reference to Exhibit 99.1 of AbbVie’s Schedule TO-C filed on April 26, 2018).

(a)(5)(iii)*	Press release announcing the Tender Offer, dated May 1, 2018.

(a)(5)(iv)*	Employee Communication, dated May 1, 2018.

(a)(5)(v)*	Notice to Directors and Executive Officers of AbbVie Inc. regarding the Potential Complete Blackout in Transactions Involving Equity Securities of AbbVie Inc., dated May 1, 2018.

(b)(i)	Not applicable.

(d)(i)

Form of Agreement Regarding Change in Control by and between AbbVie Inc. and its named executive officers (incorporated by reference to Exhibit 10.13 of Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on November 16, 2012).

EXHIBIT NUMBER	DESCRIPTION
(d)(ii)	AbbVie 2013 Incentive Stock Program (incorporated by reference to Exhibit A to the AbbVie Inc. Definitive Proxy Statement on Schedule 14A dated March 15, 2013).

(d)(iii)	AbbVie Performance Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.4 of the company’s Annual Report on Form 10-K filed on February 19, 2016).

(d)(iv)	AbbVie Non-Employee Directors’ Fee Plan, as amended and restated (incorporated by reference to Exhibit 10.6 of the company’s Annual Report on Form 10-K filed on February 19, 2016).

(d)(v)

Form of AbbVie Inc. Non-Employee Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

(d)(vi)

Form of AbbVie Inc. Performance Restricted Stock Agreement (CEO/Chairman) (incorporated by reference to Exhibit 10.4 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

(d)(vii)

Form of AbbVie Inc. Performance Restricted Stock Agreement (Annual) (incorporated by reference to Exhibit 10.5 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

(d)(viii)

Form of AbbVie Inc. Performance Restricted Stock Agreement (Interim) (incorporated by reference to Exhibit 10.6 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

(d)(ix)	Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.7 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

(d)(x)

Form of AbbVie Inc. Non-Employee Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xi)	Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xii)

Form of AbbVie Inc. Retention Restricted Stock Unit Agreement - Cliff Vesting (incorporated by reference to Exhibit 10.3 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xiii)

Form of AbbVie Inc. Retention Restricted Stock Unit Agreement - Ratable Vesting (incorporated by reference to Exhibit 10.4 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xiv)

Form of AbbVie Inc. Retention Restricted Stock Agreement - Cliff Vesting (incorporated by reference to Exhibit 10.5 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xv)

Form of AbbVie Inc. Retention Restricted Stock Agreement - Ratable Vesting (incorporated by reference to Exhibit 10.6 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xvi)	Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.7 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xvii)

Form of AbbVie Inc. Performance-Vested Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.8 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

EXHIBIT NUMBER	DESCRIPTION
(d)(xviii)

Form of AbbVie Inc. Non-Employee Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).

(d)(xvix)	Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).

(d)(xx)	Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.3 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).

(d)(xxi)

Form of AbbVie Inc. Performance-Vested Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).

(d)(xxii)	Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.25 of the company’s Annual Report on Form 10-K filed on February 16, 2018).

(d)(xxiii)	AbbVie Non-Employee Directors’ Fee Plan, as amended and restated (incorporated by reference to Exhibit 10.26 of the company’s Annual Report on Form 10-K filed on February 16, 2018).

(d)(xxiv)	Stemcentrx 2011 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-8 filed on June 16, 2016).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2018

ABBVIE INC.

By:	/s/ William J. Chase
Name: William J. Chase
Title: Executive Vice President, Chief Financial Officer

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated May 1, 2018.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 1, 2018.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 1, 2018.

(a)(1)(vi)*	Summary Advertisement, dated May 1, 2018.

(a)(1)(vii)*	Letter from Northern Trust to Participant in the AbbVie Savings Plan, dated May 2, 2018.

(a)(1)(viii)*	Letter from Banco Popular de Puerto Rico to Participant in the AbbVie Puerto Rico Savings Plan, dated May 2, 2018.

(a)(1)(ix)*	Trustee Direction Form, AbbVie Savings Plan, AbbVie Stock Fund.

(a)(1)(x)*	Trustee Direction Form, AbbVie Puerto Rico Savings Plan, AbbVie Stock Fund.

(a)(1)(xi)*	Letter from LINK Asset Services to Participant in the AbbVie Employee Share Ownership Plan, dated May 4, 2018.

(a)(1)(xii)*	Offer Acceptance Instruction Notice for Participants of the AbbVie Employee Share Ownership Plan (“ESOP”).

(a)(1)(xiii)*	Letter of Transmittal for Former Participants of the AbbVie 2013 Employee Stock Purchase Plan for Non-U.S. Employees.

(a)(1)(xiv)*	Letter to Employee Stock Purchase Plan for Non-U.S. Employees Participants, dated May 7, 2018.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press release, dated April 26, 2018 (incorporated by reference to Exhibit 99.1 of AbbVie’s Current Report on Form 8-K filed on April 26, 2018).

(a)(5)(ii)*	Earnings call transcript, dated April 26, 2018 (incorporated by reference to Exhibit 99.1 of AbbVie’s Schedule TO-C filed on April 26, 2018).

(a)(5)(iii)*	Press release announcing the Tender Offer, dated May 1, 2018.

(a)(5)(iv)*	Employee Communication, dated May 1, 2018.

(a)(5)(v)*	Notice to Directors and Executive Officers of AbbVie Inc. regarding the Potential Complete Blackout in Transactions Involving Equity Securities of AbbVie Inc., dated May 1, 2018.

EXHIBIT NUMBER	DESCRIPTION
(b)(i)	Not applicable.

(d)(i)

Form of Agreement Regarding Change in Control by and between AbbVie Inc. and its named executive officers (incorporated by reference to Exhibit 10.13 of Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on November 16, 2012).

(d)(ii)	AbbVie 2013 Incentive Stock Program (incorporated by reference to Exhibit A to the AbbVie Inc. Definitive Proxy Statement on Schedule 14A dated March 15, 2013).

(d)(iii)	AbbVie Performance Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.4 of the company’s Annual Report on Form 10-K filed on February 19, 2016).

(d)(iv)	AbbVie Non-Employee Directors’ Fee Plan, as amended and restated (incorporated by reference to Exhibit 10.6 of the company’s Annual Report on Form 10-K filed on February 19, 2016).

(d)(v)

Form of AbbVie Inc. Non-Employee Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

(d)(vi)

Form of AbbVie Inc. Performance Restricted Stock Agreement (CEO/Chairman) (incorporated by reference to Exhibit 10.4 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

(d)(vii)

Form of AbbVie Inc. Performance Restricted Stock Agreement (Annual) (incorporated by reference to Exhibit 10.5 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

(d)(viii)

Form of AbbVie Inc. Performance Restricted Stock Agreement (Interim) (incorporated by reference to Exhibit 10.6 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

(d)(ix)	Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.7 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

(d)(x)

Form of AbbVie Inc. Non-Employee Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xi)	Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xii)

Form of AbbVie Inc. Retention Restricted Stock Unit Agreement - Cliff Vesting (incorporated by reference to Exhibit 10.3 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xiii)

Form of AbbVie Inc. Retention Restricted Stock Unit Agreement - Ratable Vesting (incorporated by reference to Exhibit 10.4 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xiv)

Form of AbbVie Inc. Retention Restricted Stock Agreement - Cliff Vesting (incorporated by reference to Exhibit 10.5 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xv)

Form of AbbVie Inc. Retention Restricted Stock Agreement - Ratable Vesting (incorporated by reference to Exhibit 10.6 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

EXHIBIT NUMBER	DESCRIPTION
(d)(xvi)	Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.7 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xvii)

Form of AbbVie Inc. Performance-Vested Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.8 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).

(d)(xviii)

Form of AbbVie Inc. Non-Employee Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).

(d)(xvix)	Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).

(d)(xx)	Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.3 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).

(d)(xxi)

Form of AbbVie Inc. Performance-Vested Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 of the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).

(d)(xxii)	Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.25 of the company’s Annual Report on Form 10-K filed on February 16, 2018).

(d)(xxiii)	AbbVie Non-Employee Directors’ Fee Plan, as amended and restated (incorporated by reference to Exhibit 10.26 of the company’s Annual Report on Form 10-K filed on February 16, 2018).

(d)(xxiv)	Stemcentrx 2011 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-8 filed on June 16, 2016).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed